Exhibit 99
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of El Paso Pipeline GP Company, L.L.C.
We have audited the accompanying consolidated balance sheet of El Paso Pipeline GP Company, L.L.C. (the Company) as of December 31, 2008. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of El Paso Pipeline GP Company, L.L.C. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Houston, Texas
February 26, 2009

El PASO PIPELINE GP COMPANY, L.L.C.
CONSOLIDATED BALANCE SHEET
(In millions)

December 31,
2008
ASSETS
Current assets
Cash and cash equivalents	$10.9
Accounts receivable
Customer, net of allowance of $0.5 in 2008	13.7
Affiliates	21.5
Other	1.8
Regulatory assets	10.1
Other	4.1

Total current assets	62.1

Property, plant and equipment, at cost	867.6
Less accumulated depreciation and amortization	221.3

Total property, plant and equipment, net	646.3

Other assets
Investment in unconsolidated affiliates	715.9
Regulatory assets	8.3
Other	2.0

726.2

Total assets	$1,434.6

LIABILITIES AND OWNER’S EQUITY
Current liabilities
Accounts payable and accrued liabilities
Trade	$6.6
Affiliates	2.1
Other	4.5
Accrued interest	3.6
Taxes payable	1.8
Contractual deposits	1.7
Regulatory liabilities	—
Other	1.1

Total current liabilities	21.4

Other liabilities
Long-term financing obligations, including capital lease obligation	777.3
Other liabilities	1.5

778.8

Commitments and contingencies (Note 7)
Minority interest	1,354.2

Owner’s equity	(719.8)

Total owner’s equity	(719.8)

Total liabilities and owner’s equity	$1,434.6

See accompanying notes.

El PASO PIPELINE GP COMPANY, L.L.C.
NOTES TO CONSOLIDATED BALANCE SHEET
1. Nature of Operations
Organization
     El Paso Pipeline GP Company, L.L.C. (General Partner) is a Delaware limited liability company formed on August 1, 2007, to become the general partner of El Paso Pipeline Partners, L.P. (Partnership). The General Partner is an indirect wholly-owned subsidiary of El Paso Corporation (El Paso) and owns a 2 percent general partner interest in the Partnership and all of the Partnership’s incentive distribution rights. Additionally, El Paso and its affiliates own a 72 percent limited partner interest (both common and subordinated units) in the Partnership through its subsidiary, El Paso Pipeline LP Holdings, L.L.C. The remaining limited partner interests in the Partnership are owned by public unitholders who hold common units.
     When we refer to “us”, “we”, “our”, or “ours”, we are describing El Paso Pipeline GP Company, L.L.C. and/or our subsidiaries.
Initial Public Offering and Initial Formation
     The Partnership owns a 100 percent ownership interest in Wyoming Interstate Company, Ltd. (WIC), an interstate natural gas system. In November 2007, El Paso contributed to the Partnership, at their historical cost, 10 percent general partner interests in each of Colorado Interstate Gas Company (CIG) and Southern Natural Gas Company (SNG) which consist of interstate natural gas pipeline systems and related storage facilities. In connection with the Partnership’s initial public offering, the Partnership issued 28.8 million common units to the public for approximately $537 million, net of issuance costs and expenses, which is reflected as minority interest in our consolidated balance sheet. The Partnership used the net proceeds from the common unit offering, together with proceeds of approximately $425 million borrowed under their revolving credit facility (Note 5), to primarily repay notes payable to El Paso of $225 million and distribute $737 million to the General Partner. The general partner subsequently distributed $737 million to El Paso, in part to reimburse it for capital expenditures incurred prior to the Partnership’s initial public offering related to the assets contributed to the Partnership.
Acquisition of Additional Interests in CIG and SNG.
     On September 30, 2008, the Partnership acquired from El Paso an additional 30 percent general partner interest in CIG and an additional 15 percent general partner interest in SNG. The acquisition increased the Partnership’s interest in CIG to 40 percent and the Partnership’s interest in SNG to 25 percent. El Paso operates these systems and owns the remaining 60 percent general partner interest in CIG and 75 percent general partner interest in SNG. For a further discussion of this acquisition, see Note 3.
2. Basis of Presentation and Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
     Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP) and include the accounts of all majority owned and controlled subsidiaries after the elimination of all significant intercompany accounts and transactions.
     We consolidate entities when we either (i) have the ability to control the operating and financial decisions and policies of that entity or (ii) are allocated a majority of the entity’s losses and/or returns through our variable interests in that entity. The determination of our ability to control or exert significant influence over an entity and whether we are allocated a majority of the entity’s losses and/or returns involves the use of judgment. We apply the equity method of accounting where we can exert significant influence over, but do not control, the policies and decisions of an entity and where we are not allocated a majority of the entity’s losses and/or returns. Where we are unable to exert significant influence over the entity, we use the cost method of accounting.
     Based on the substantive control granted to us by the Amended and Restated Agreement of Limited Partnership of the Partnership (Partnership Agreement), we consolidate our interest in the Partnership and reflect all the assets and liabilities of the Partnership on our balance sheet. The general partner has no independent operations and no material assets outside of those of the Partnership. We reflect our general partner interest in the Partnership in Owner’s Equity in our balance sheet. Both El Paso’s limited partnership interests and the public unitholders’ limited partnership interests in the Partnership are reflected as minority interest in our consolidated balance sheet.
     The Partnership consolidates WIC and accounts for its 40 percent general partner interest in CIG and 25 percent general partner interest in SNG using the equity method of accounting based on its ability to exert significant influence over, but not control, CIG and SNG.
Use of Estimates
     The preparation of our consolidated balance sheet requires the use of estimates and assumptions that affect the amounts reported as assets and liabilities and the disclosures in this consolidated balance sheet. Actual results can, and often do, differ from those estimates.
Regulated Operations
     Our interstate natural gas pipelines and storage operations are subject to the jurisdiction of the Federal Energy Regulatory Commission (FERC) under the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and the Energy Policy Act of 2005. We operate under a FERC-approved tariff, which establishes rates, cost recovery mechanisms, terms and conditions of service to our customers. The fees or rates established under our tariff are a function of our costs of providing service to our customers, including a reasonable return on our invested capital. Under FERC regulations, revenues we collect may be subject to refund. We establish reserves for these potential refunds. We apply the regulatory accounting principles prescribed under Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation. Under SFAS No. 71, we record regulatory assets and liabilities that would not be recorded under GAAP for non-regulated entities. Regulatory assets and liabilities represent probable future revenues or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate making process. Items to which we apply regulatory accounting requirements include an equity return component on regulated capital projects, fuel recovery mechanism and related gas costs and other costs included in, or expected to be included in, future rates.
Cash and Cash Equivalents
     We consider short-term investments with an original maturity of less than three months to be cash equivalents.
Allowance for Doubtful Accounts
     We establish provisions for losses on accounts receivable and for natural gas imbalances due from shippers and operators if we determine that we will not collect all or part of the outstanding balance. We regularly review collectibility and establish or adjust our allowance as necessary using the specific identification method.
Materials and Supplies
     We value our materials and supplies at the lower of cost or market value with cost determined using the average cost method.
Natural Gas Imbalances
     Natural gas imbalances occur when the actual amount of natural gas delivered from or received by a pipeline system differs from the scheduled amount of natural gas delivered or received. We value these imbalances due to or from shippers and operators at current index prices. Imbalances are settled in cash or made up in-kind, subject to the terms of the tariff.
     Imbalances due from others are reported in the balance sheet as either accounts receivable from customers or accounts receivable from affiliates. Imbalances owed to others are reported in the balance sheet as either trade accounts payable or accounts payable to affiliates. We classify all imbalances as current as we expect them to be settled within a year.
Property, Plant and Equipment
     Our property, plant and equipment is recorded at its original cost of construction or, upon acquisition, at either the fair value of the assets acquired or the cost to the entity that first placed the asset in service. For constructed assets, direct costs, such as labor and materials, and indirect costs, such as overhead, interest and an equity return component are capitalized, as allowed by the FERC. Major units of property replacements or improvements are capitalized and minor items are expensed.
     We use the composite (group) method to depreciate property, plant and equipment. Under this method, assets with similar lives and characteristics are grouped and depreciated as one asset. The FERC-accepted depreciation rate is applied to the total cost of the group until the net book value equals the salvage value. For certain general plant, the asset is depreciated to zero. Currently, depreciation rates vary from approximately two percent to 12 percent per year. Using these rates, the remaining depreciable lives of these assets range from nine to 49 years. We re-evaluate depreciation rates each time we redevelop our transportation rates to file with the FERC for an increase or decrease in rates. When property, plant and equipment is retired, accumulated depreciation and amortization is charged for the original cost of the assets in addition to the cost to remove, sell or dispose of the assets, less salvage value. No gain or loss is recognized unless an entire operating unit is sold.
     At December 31, 2008 we had approximately $21.4 million of construction work in progress included in our property, plant and equipment.
     We capitalize a carrying cost (an allowance for funds used during construction) on debt and equity funds related to the construction of long-lived assets. This carrying cost consists of a return on the investment financed by debt and a return on the investment financed by equity. The debt portion is calculated based on the average cost of debt. Interest costs on debt amounts capitalized during the year ended December 31, 2008 were $0.4 million. The equity portion of capitalized costs is calculated using the most recent FERC-approved equity rate of return. The equity amounts capitalized during the year ended December 31, 2008 were $1.7 million.
Asset and Investment Impairments
     We evaluate our assets and investments for impairment when events or circumstances indicate that their carrying values may not be recovered. These events include market declines that are believed to be other than temporary, changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset or investment and adverse changes in the legal or business environment such as adverse actions by regulators. When an event occurs, we evaluate the recoverability of long-lived assets’ carrying values based on either (i) the long-lived asset’s ability to generate future cash flows on an undiscounted basis or (ii) the fair value of the investment in an unconsolidated affiliate. If an impairment is indicated, or if we decide to sell a long-lived asset or group of assets we adjust the carrying value of the asset downward, if necessary, to its estimated fair value. Our fair value estimates are generally based on market data obtained through the sales process or an analysis of expected discounted cash flows. The magnitude of any impairment is impacted by a number of factors, including the nature of the assets being sold and the established time frame for completing the sale, among other factors.
Environmental Costs and Other Contingencies
     Environmental Costs. We record environmental liabilities at their undiscounted amounts on our balance sheet when environmental assessments indicate that remediation efforts are probable and the costs can be reasonably estimated. Estimates of our liabilities are based on currently available facts, existing technology and presently enacted laws and regulations taking into consideration the likely effects of other societal and economic factors, and include estimates of associated legal costs. These amounts also consider prior experience in remediating contaminated sites, other companies’ clean-up experience and data released by the Environmental Protection Agency or other organizations. Our estimates are subject to revision in future periods based on actual costs or new circumstances. We capitalize costs that benefit future periods and we recognize a current period expense when clean-up efforts do not benefit future periods.
     We evaluate any amounts paid directly or reimbursed by government sponsored programs and potential recoveries or reimbursements of remediation costs from third parties including insurance coverage, separately from our liability. Recovery is evaluated based on the creditworthiness or solvency of the third party, among other factors. When recovery is assured, we record and report an asset separately from the associated liability on our balance sheet.
     Other Contingencies. We recognize liabilities for other contingencies when we have an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Where the most likely outcome of a contingency can be reasonably estimated, we accrue a liability for that amount. Where the most likely outcome cannot be estimated, a range of potential losses is established and if no one amount in that range is more likely than any other, the lower end of the range is accrued.
Income Taxes
     We are not a taxable entity for federal or state income tax purposes and the tax on our income is borne by our owner, El Paso.
     The Partnership is a partnership for income tax purposes and is not subject to either federal income taxes or generally to state income taxes. The Partnership’s partners are responsible for income taxes on their allocated share of taxable income which may differ from income for financial statement purposes due to differences in the tax basis and financial reporting basis of assets and liabilities. We are unable to readily determine the net difference in the bases of the Partnership’s assets and liabilities for financial and tax reporting purposes because information regarding each partner’s tax attributes in the Partnership is not available to us.
Accounting for Asset Retirement Obligations
     We account for our asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations and Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 47, Accounting for Conditional Asset Retirement Obligations. We record a liability for legal obligations associated with the replacement, removal and retirement of our long-lived assets. Our asset retirement liabilities are recorded at their estimated fair value with a corresponding increase to property, plant and equipment. This increase in property, plant and equipment is then depreciated over the useful life of the long-lived asset to which that liability relates. An ongoing expense is also recognized for changes in the value of the liability as a result of the passage of time. To the extent some or all of these costs are recoverable from our customers, we record a regulatory asset rather than expense.
     We have legal obligations associated with our natural gas pipeline and related transmission facilities. Our legal obligations associated with our natural gas transmission facilities relate primarily to purging and sealing the pipelines if they are abandoned. We also have obligations to remove hazardous materials associated with our natural gas transmission facilities if they are replaced. We accrue a liability for legal obligations based on an estimate of the timing and amount of their settlement.
     We are required to operate and maintain our natural gas pipeline system, and intend to do so as long as supply and demand for natural gas exists, which we expect for the foreseeable future. Therefore, we believe that the substantial majority of our natural gas pipeline system assets have indeterminate lives. Accordingly, our asset retirement liabilities as of December 31, 2008 were not material to our financial statements. We continue to evaluate our asset retirement obligations and future developments could impact the amounts we record.

New Accounting Pronouncements Issued But Not Yet Adopted
     As of December 31, 2008, the following accounting standards had not yet been adopted by us:
     Fair Value Measurements. We have adopted the provisions of SFAS No. 157, Fair Value Measurements in measuring the fair value of financial assets and liabilities in the financial statements. We have elected to defer the adoption of SFAS No. 157 for certain of our non-financial assets and liabilities until January 1, 2009, the adoption of which will not have a material impact on our financial statements.
     Business Combinations. In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, which provides revised guidance on the accounting for acquisitions of businesses. This standard changes the current guidance to require that all acquired assets, liabilities, minority interest and certain contingencies be measured at fair value, and certain other acquisition-related costs be expensed rather than capitalized. SFAS No. 141(R) will apply to acquisitions that are effective after December 31, 2008, and application of the standard to acquisitions prior to that date is not permitted.
     Noncontrolling Interests. In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, which provides guidance on the presentation of minority interest subsequently renamed “noncontrolling interest” in the financial statements. This standard requires that noncontrolling interest be presented as a separate component of equity rather than as a “mezzanine” item between liabilities and equity, and also requires that noncontrolling interest be presented as a separate caption in the income statement. This standard also requires all transactions with noncontrolling interest holders, including the issuance and repurchase of noncontrolling interests, be accounted for as equity transactions unless a change in control of the subsidiary occurs. We will adopt the provisions of this standard effective January 1, 2009, which will impact the presentation of noncontrolling interests (minority interests) on our balance sheet.
3. Contribution of Assets and Acquisition
     Initial Contribution of Assets (IPO). In conjunction with our initial public offering of common units in November 2007, El Paso contributed to us, at historical cost, 10 percent general partner interests in CIG and SNG. We began recording our proportionate share of CIG’s and SNG’s operating results as earnings from unconsolidated affiliates from the date of El Paso’s contribution of these interests to us.
     Acquisition of Additional Interests in CIG and SNG. On September 30, 2008, the Partnership acquired an additional 30 percent general partner interest in CIG and an additional 15 percent general partner interest in SNG from El Paso for $736 million. The consideration consisted of the issuance of 26,888,611 common units, a $10 million note payable to El Paso and $264 million of cash paid to El Paso. The Partnership financed the $264 million cash payment through the issuance of $175 million of private placement debt, $65 million from their revolving credit facility, the issuance of 873,000 common units to private investors for $15 million and the issuance of 566,563 general partner units to us in exchange for an additional capital contribution from us.
     Since the transaction was between entities under common control, we recorded these additional interests in CIG and SNG at their historical cost of $474 million. The General Partner has reflected its share of the residual difference between the historical cost and the cash and note payable consideration paid to El Paso in Owner’s Equity. The residual difference attributable to El Paso’s common and subordinated units and to third party common unitholders is reflected in minority interest. We will continue to utilize the equity method of accounting for the Partnership’s total investments in CIG and SNG. With the issuance of the additional common units, we contributed additional capital to the Partnership and the Partnership issued an additional 566,563 general partner units to the General Partner in order for us to maintain our two percent general partner interest in the Partnership, and El Paso increased its limited partner interest in the Partnership from 65 percent to 72 percent.
4. Cash Distributions and Incentive Distribution Rights
     Cash Distributions to Unitholders. The Partnership distributes available cash to its unitholders on quarterly basis in accordance with the Partnership Agreement. Under the Partnership Agreement, the General Partner receives 2 percent of cash distributions which is reflected as a reduction in Owner’s Equity on our balance sheet. Distributions to non-controlling unitholders holding common and subordinated units are reflected as a reduction to minority interest on our balance sheet. The table below shows the distributions declared by the Partnership on the common and subordinated units:

     Cash Distributions to Unitholders The table below shows the distributions to our common and subordinated unitholders:

Quarter Ended	Total Quarterly Distribution Per Unit	Date of Distribution
December 31, 2007(1)	$0.12813	February 2008
March 31, 2008	0.28750	May 2008
June 30, 2008	0.29500	August 2008
September 30, 2008	0.30000	November 2008
December 31, 2008	0.32000	February 2009

(1)	The December 31, 2007 distribution of $0.12813 per unit was prorated for the period beginning with the closing of our initial public offering through December 31, 2007.
     The distribution for the quarter ended December 31, 2008 was paid to all outstanding common and subordinated units on February 13, 2009 to unitholders of record at the close of business on January 31, 2009.
     Incentive distribution rights. The General Partner holds incentive distribution rights in accordance with the Partnership Agreement. These rights pay an increasing percentage interest in quarterly distributions of cash based on the level of distribution to all unitholders. Additionally, as the holder of the Partnership’s incentive distribution rights, the General Partner has the right under the Partnership Agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to us would be set. In connection with this election, the General Partner will be entitled to receive a number of newly issued Class B common units and general partner units based on a predetermined formula.
5. Long-Term Financing Obligations
Our long-term financing obligations are as follows:

December 31,
2008
(In Millions)
Revolving credit facility, variable due 2012	$584.9
Note payable to El Paso, variable due 2012, LIBOR plus 3.5%	10.0
Notes, variable due 2012, LIBOR plus 3.5%	35.0
Notes, 7.76%, due 2011	37.0
Notes, 7.93%, due 2012	15.0
Notes, 8.00%, due 2013	88.0
Capital lease obligation, net of current maturities	7.4

Total long-term financing obligations, including capital lease obligation	$777.3

     Credit Facility. In November 2007, the Partnership entered into an unsecured 5-year revolving credit facility (Credit Facility) with an initial aggregate borrowing capacity of up to $750 million expandable to $1.25 billion for certain expansion projects and acquisitions. Borrowings under the Credit Facility are guaranteed by certain of the Partnership’s subsidiaries. The Partnership has approximately $585 million outstanding under the Credit Facility as of December 31, 2008.
     As of December 31, 2008, the remaining availability under the Credit Facility is approximately $150 million. As part of the Partnership’s determination of available capacity under their credit agreements, the Partnership completed an assessment of the available lenders under the Credit Facility. Based on their assessment, they have determined the potential exposure to a loss of available capacity to be approximately $15 million. This assessment is based upon the fact that one of the lenders has failed to fund previous requests under this facility and has filed for bankruptcy. Based on this assessment as of December 31, 2008, the available capacity noted above was reduced to reflect the potential exposure to a loss of available capacity of approximately $15 million assuming this lender continues to fail to fund the facility.

     The Credit Facility has two pricing grids, one based on credit ratings and the other based on leverage. As of December 31, 2008, the leverage pricing grid was in effect and the Partnership’s cost of borrowing was LIBOR plus 0.425 percent based on their leverage. The Partnership also pays an annual utilization and commitment fee of 0.225 percent. At December 31, 2008, the Partnership’s all-in borrowing rate was 1.4 percent.
     The Credit Facility contains covenants and provisions that affect the Partnership, the borrowers and other restricted subsidiaries of the Partnership, including, without limitation customary covenants and provisions:
•	prohibiting the borrowers from creating or incurring indebtedness (except for certain specified permitted indebtedness) if such incurrence would cause a breach of the leverage ratio described below;

•	prohibiting WIC from creating or incurring indebtedness in excess of $50 million (other than indebtedness under the Credit Facility);

•	limiting the Partnership’s ability and that of the borrowers and other restricted subsidiaries of the Partnership from creating or incurring certain liens on our respective properties (subject to enumerated exceptions);

•	limiting the Partnership’s ability to make distributions and equity repurchases (which shall be permitted if no insolvency default or event of default exists); and

•	prohibiting consolidations, mergers and asset transfers by the Partnership, the borrowers and other restricted subsidiaries of the Partnership (subject to enumerated exceptions).
     The Credit Facility requires the Partnership to maintain, as of the end of each fiscal quarter, a consolidated leverage ratio (consolidated indebtedness to consolidated EBITDA (as defined in the Credit Facility)) of less than 5.00-to-1.00 for any four consecutive quarters; and 5.50-to-1.00 for any three consecutive quarters subsequent to the consummation of specified permitted acquisitions having a value greater than $25 million. The Partnership has also added additional flexibility to their covenants for growth projects. In case of a capital construction or expansion project in excess of $20 million, pro forma adjustments to consolidated EBITDA, approved by the lenders, may be made based on the percentage of capital costs expended and projected cash flows for the project. Such adjustments shall be limited to 25 percent of actual EBITDA.
     The Credit Facility contains certain customary events of default that affect the Partnership, the borrowers and other restricted subsidiaries of the Partnership, including, without limitation, (i) nonpayment of principal when due or nonpayment of interest or other amounts within five business days of when due; (ii) bankruptcy or insolvency with respect to the Partnership, the General Partner, the borrowers or any other restricted subsidiaries of the Partnership; (iii) judgment defaults against the Partnership, the General Partner, the borrowers or any of other restricted subsidiaries of the Partnership in excess of $50 million; or (iv) the failure of El Paso to directly or indirectly own a majority of the voting equity of the General Partner and a failure by the Partnership to directly or indirectly own 100 percent of the equity of El Paso Pipeline Partners Operating Company, L.L.C.
     Other Debt Obligations In September 2008, the Partnership issued $175.0 million of senior unsecured notes and a $10.0 million note payable to El Paso as partial funding for the acquisition of additional interests in CIG and SNG as discussed in Note 3. The restrictive covenants under these debt obligations are substantially the same as the restrictive covenants under the Credit Facility, with the exception of the requirement to maintain an interest coverage ratio (consolidated EBITDA (as defined in the Note Purchase Agreement) to interest expense) of greater than or equal to 1.50 to 1.00 for any four consecutive fiscal quarters.

     Capital Lease. Effective December 1, 1999, WIC leased a compressor station under a capital lease from WYCO Development LLC (WYCO), CIG’s 50 percent owned affiliate. The compressor station lease expires in November 2029. The total original capitalized cost of the lease was $12.0 million. As of December 31, 2008, the Partnership had a net book value of approximately $7.9 million related to this capital lease. Minimum future lease payments under the capital lease together with the present value of the net minimum lease payments as of December 31, 2008 are as follows:

Year Ending December 31,	(In millions)
2009	$1.3
2010	1.3
2011	1.2
2012	1.1
2013	1.1
Thereafter	8.9

Total minimum lease payments	14.9
Less: amount representing interest	(7.0)

Present value of net minimum lease payments	$7.9

6. Fair Value of Financial Instruments

	As of December 31, 2008
	Carrying	Fair
	Amount	Value
	(In millions)
Long-term financing obligations, including current maturities	$777.8	$624.6
     As of December 31, 2008, the carrying amounts of cash and cash equivalents, short-term borrowings, and trade receivables and payables represented fair value because of the short-term nature of these instruments. At December 31, 2008, the Partnership had a note receivable from El Paso of $20.2 million, with a variable interest rate of 3.2% that is due upon demand. While the Partnership is exposed to changes in interest income based on changes to the variable interest rate, the fair value of this note receivable approximates its carrying value due to the market-based nature of its interest rate and the fact that it is a demand note. We estimate the fair value of our debt based on quoted market prices for the same or similar issues.
7. Commitments and Contingencies
Legal Proceedings
     WIC Line 124A Rupture. On November 11, 2006, a bulldozer driver ran into and ruptured WIC’s Line 124A near Cheyenne, Wyoming resulting in an explosion and fire, and the subsequent death of the driver. The driver was working for a construction company hired by Rockies Express Pipeline, LLC to construct its new pipeline in a corridor substantially parallel to WIC’s Line 124A. The Department of Transportation’s Pipeline and Hazardous Materials Safety Administration (PHMSA) conducted an investigation into the incident, with which we fully cooperated. In March 2008, we received from PHMSA a Notice of Probable Violation with a proposed fine of $3.4 million. In October 2008, a hearing was held at which we contested the proposed fine. We have completed the post-hearing briefing and PHMSA has taken the matter under consideration. We expect to receive a final order in 2009.
     In addition to the above proceeding, we and our subsidiaries and affiliates are named defendants in numerous lawsuits and governmental proceedings that arise in the ordinary course of our business. For each of these matters, we evaluate the merits of the case, our exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If we determine that an unfavorable outcome is probable and can be estimated, we establish the necessary accruals. While the outcome of these matters, including those discussed above, cannot be predicted with certainty, and there are still uncertainties related to the costs we may incur, based upon our evaluation and experience to date, we believe we have established appropriate reserves for these matters. It is possible that new information or future developments could require us to reassess our potential exposure related to these matters and adjust our accruals accordingly, and these adjustments could be material. As of December 31, 2008, we accrued approximately $1.2 million for our outstanding legal matters.

Regulatory Matters
     Fuel Recovery Mechanism Effective April 1, 2008, WIC implemented a FERC-approved fuel and related gas cost recovery mechanism which is designed to recover all cost impacts, or flow through to shippers any revenue impacts, of certain imbalance revaluations and related gas balance items.
     Greenhouse Gas (GHG) Emissions. Legislative and regulatory measures to address GHG emissions are in various phases of discussions or implementation at the international, national, and state levels. In the United States, it is likely that federal legislation requiring GHG controls will be enacted in the next few years. In addition, the EPA is considering initiating a rulemaking to regulate GHGs under the Clean Air Act. Legislation and regulation are also in various stages of discussions or implementation in many of the states in which we operate. Additionally, lawsuits have been filed seeking to force the federal government to regulate GHG emissions and individual companies to reduce GHG emissions from their operations. These and other lawsuits may result in decisions by state and federal courts and agencies that could impact our operations and ability to obtain certifications and permits to construct future projects. Our costs and legal exposure related to GHG regulations are not currently determinable.
Other Commitments
     Capital Commitments. At December 31, 2008, we had capital commitments of $4.8 million related primarily to our Piceance lateral expansion project. We have other planned capital projects that are discretionary in nature, with no substantial contractual capital commitments made in advance of the actual expenditures.
     Transportation Commitments. At December 31, 2008, we had transportation agreements of $101.7 million for capacity on a third-party pipeline system, providing for the availability of pipeline transportation capacity through September 30, 2020.
     Other Commercial Commitments. We hold cancelable easements or rights-of-way arrangements from landowners permitting the use of land for the construction and operation of our pipeline systems. Currently, our obligations under these easements are not material to our results of operations.
8. Investments in Unconsolidated Affiliates and Transactions with Affiliates
Investments in Unconsolidated Affiliates
     In conjunction with the Partnership’s initial public offering of common units in November 2007, El Paso contributed to the Partnership, at their historical cost, 10 percent general partner interests in CIG and SNG. On September 30, 2008, the Partnership acquired an additional 30 percent general partner interest in CIG and an additional 15 percent general partner interest in SNG from El Paso, as further discussed in Note 3. We account for the Partnership’s investments in CIG and SNG using the equity method of accounting. The information below related to our unconsolidated affiliates reflects our net investment and summarized financial information of our proportionate share of these investments.

December 31,
Net Investments	2008
(In millions)
CIG	$322.1
SNG	393.8

Total	$715.9

Summarized Financial Information

	December 31, 2008
Financial position data	CIG	SNG
	(In Millions)
Current assets	$61.8	$26.3
Non-current assets	555.5	630.9
Current liabilities	45.5	23.0
Long-term debt	190.0	227.4
Other non-current liabilities	68.6	13.0

Net assets	$313.2	$393.8

Transactions with Affiliates
     Contributions. See Notes 1 and 3 for further information on the Partnership’s initial public offering and the subsequent acquisition of additional interests in CIG and SNG.
     Capital Lease with Affiliate. As described in Note 5, the Partnership leases a compressor station from CIG’s affiliate, WYCO.
     Notes Receivable and Payable with Affiliates. Prior to the acquisition of additional general partner interests in CIG and SNG, in September 2008, the Partnership received a non-cash distribution of $30.0 million from CIG in the form of a note receivable from El Paso. As of December 31, 2008 the Partnership had $20.2 million remaining on their note receivable from El Paso. This note is due upon demand and was classified as current on our balance sheet. The interest rate on this variable rate loan was 3.2% at December 31, 2008. As partial funding for the acquisition, the Partnership also issued a note payable to El Paso of $10.0 million. For a further discussion of this note payable, see Note 3 and Note 5.
     Other Affiliate Transactions and Balances. The Partnership had net contractual, gas imbalance, and trade payables, as well as other liabilities with their affiliates arising in the ordinary course of business of approximately $2.1 million at December 31, 2008.
     The Partnership also entered into various operating and management agreements with El Paso related to the operation of the Partnership’s assets.